December 21, 2007

Mr. Stephen Krikorian

Accounting Branch Chief

Division of Corporate Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Filed via Edgar

Re:	Telos Corporation
Form 10-K for the fiscal year ended December 31, 2006
Form 10-Q for the quarter period ended March 31, 2007 and June 30, 2007
File No. 001-08443

Dear Mr. Krikorian:

This is in response to your letter to Ms. Michele Nakazawa, Chief Financial Officer of Telos Corporation, dated December 21, 2007.

Your letter asks that we respond to your comments within ten business days, or tell you when we will provide you with a response. Today, I spoke with Mr. Jason Niethamer in your office regarding the submission of responses to your comment letter. It was conveyed to Mr. Niethamer that the Company requires additional time to respond to your letter due to the holiday schedule and vacation schedules of various key employees. Thus, the Company proposes to complete its response on or before January 18, 2008, which was acknowledged by Mr. Niethamer.

The Company takes its disclosure obligations very seriously and appreciates that the purpose of your review process is to assist the Company with its compliance with applicable disclosure requirements and to enhance the overall disclosure in the Company’s filings. The Company intends to be fully and promptly responsive to the issues raised in your letter.

If you have any questions, please feel free to contact the undersigned at (703) 724-3800.

Yours sincerely,

/s/ Helen M. Oh

Helen M. Oh

Corporate Counsel